SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

MedicalCV, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

584639 10 8

(CUSIP Number)

July 8, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 584639 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter L. Hauser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 869,557*

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 869,557*

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 869,557*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 10.25%

12.	Type of Reporting Person (See Instructions) IN

*       Represents (a) 53,000 shares of common stock, (b) 37,500 units purchasable upon the exercise of warrants, each unit consisting of one share of common stock and one redeemable Class A Warrant to purchase one share of common stock, (c) 380, 357 shares of common stock purchasable upon the exercise of warrants and (d) 180,600 units held by the reporting person's IRA, each unit consisting of one share of common stock and one redeemable Class A Warrant to purchase one share of common stock.

Item 1.
(a)	Name of Issuer MedicalCV, Inc.
(b)	Address of Issuer's Principal Executive Offices 9725 South Robert Trail Inver Grove Heights, Minnesota 55077

Item 2.
(a)	Name of Person Filing Peter L. Hauser
(b)	Address of Principal Business Office or, if none, Residence 16913 Kings Court Lakeville, Minnesota 55044
(c)	Citizenship United States
(d)	Title of Class of Securities Common Stock, $0.01 par value
(e)	CUSIP Number 584639 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 869,557
(b)	Percent of class: 10.25%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 869,557
(ii) Shared power to vote or to direct the vote None
(iii) Sole power to dispose or to direct the disposition of 869,557
(iv) Shared power to dispose or to direct the disposition of None

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 16, 2003
Date
/s/ Peter L. Hauser
Signature
Peter L. Hauser
Name/Title